UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2026

Operating and Financial Results

Mexico City, Mexico, July 27, 2026—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the Second Quarter 2026 (2Q26).

2Q26 summary

■	Passenger traffic increased 0.4% during 2Q26, as compared to 2Q25, reaching 7.2 million passengers. The airports with the highest traffic growth compared to 2Q25 were San Luis Potosí, Durango, Chihuahua, Acapulco and Tampico.
■	The sum of aeronautical and non-aeronautical revenues grew 5.4%, as compared to 2Q25.
■	Adjusted EBITDA increased by 6.2%, versus 2Q25, reaching Ps.2,722 million.
■	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.949 million in the quarter.

OMA will hold its 2Q26 earnings conference call on July 28, 2026 at 12:30 p.m. Eastern time, 10:30 a.m. Mexico City time.

Call +1-877-407-9208 or +1-201-493-6784. The conference ID is 13761682. The conference call will also be available by webcast at: https://viavid.webcasts.com/starthere.jsp?ei=1769491&tp_key=c47a0b7597

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

2Q26 Operating Results

Operations, Passengers, and Cargo

The number of seats offered decreased 0.3% compared to 2Q25.

During the quarter, 18 domestic and 6 international routes started operations.

Airline	Opened			
	# Routes	Origin	Destination	Type
Domestic Routes				
Volaris	11	Acapulco	Querétaro	Regular*
		Durango	Querétaro	Regular*
		Monterrey	San Luis Potosí	Regular
		San Luis Potosí	Monterrey	Regular
		San Luis Potosí	Guadalajara	Regular*
		San Luis Potosí	Puebla	Regular*
		San Luis Potosí	Puerto Vallarta	Regular*
		Mazatlán	Querétaro	Regular*
		Reynosa	Guadalajara	Regular
		Zacatecas	Guadalajara	Regular*
		Zihuatanejo	Puebla	Regular*
AERUS	4	Monterrey	Durango	Regular*
		Durango	Monterrey	Regular*
		Monterrey	Aguascalientes	Regular*
		Tampico	AIFA	Regular*
VIVA	2	Monterrey	San Luis Potosí	Regular
		San Luis Potosí	Monterrey	Regular
Mexicana	1	Acapulco	AIFA	Regular
International Routes				
Aeroméxico	2	Monterrey	Paris	Seasonal*
		Monterrey	New York (JFK)	Seasonal
VIVA	1	Monterrey	New York (JFK)	Regular
Volaris	1	San Luis Potosí	Chicago Midway	Regular*
Westjet	1	Mazatlán	Montreal	Seasonal*
Iberia	1	Monterrey	Madrid	Regular

* There was no other airline operating this route.

Total passenger traffic reached 7.2 million passengers, an increase of 0.4% as compared to 2Q25. During the quarter, of total traffic, 86.1% was domestic and 13.9% was international.

Domestic passenger traffic grew 0.6%, as compared to 2Q25, while international traffic decreased by 1.2%.

The airports with the largest passenger traffic growth in volume terms as compared to 2Q25, were:

■	San Luis Potosí (+22.6%), on its AIFA, Houston, Cancún, San Antonio and Guadalajara routes.
■	Durango (+21.2%), on its Guadalajara and Monterrey routes.
■	Chihuahua (+6.0%), on its Mexico City and Los Mochis routes.

The airports with the largest passenger traffic decrease in volume terms as compared to 2Q25, were:

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■	Monterrey (-1.6%), on its Hermosillo, Ciudad Juárez, Tuxtla Gutiérrez, Los Angeles, Dallas Fort Worth, and Toluca routes.
■	Mazatlán (-7.8%), on its Tijuana and Mexico City routes.
■	Culiacán (-5.1%), on its Tijuana route.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 96.4% as of June 30, 2026.

Freight Logistics Services

■	OMA Carga’s revenues increased by 29.1%, as compared to 2Q25, as a result of new client operations in Monterrey, as well as the handling of additional high-value cargo operations. Additionally, a higher level of operations was recorded at the Chihuahua warehouse during the quarter.

Hotel Services

■	The NH Collection Terminal 2 Hotel had an 87.1% occupancy rate, compared to 83.6% in 2Q25, with a 5.5% increase in the average room rate to Ps.3,158 per night.
■	Hilton Garden Inn had a 73.1% occupancy rate, compared to 75.9% in 2Q25, with a 9.5% increase in the average room rate to Ps.3,531 per night.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.56.8 million, an increase of 9.1% versus 2Q25. The increase is mainly attributable to a greater number of square meters leased, as compared to 2Q25.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 3.9% driven by domestic TUA revenue growth of 7.7%. International TUA revenues decreased by 8.7% due to the appreciation of the Mexican peso against the U.S. dollar, as well as the 1.2% decrease in international passenger traffic.

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Non-aeronautical revenues increased 9.8%.

Commercial revenues increased 6.7%, while commercial revenues per passenger reached Ps.66.4, an increase of 6.3% versus 2Q25. The line items with the largest increases were:

■	Parking, +8.8%, driven by an increase in average tariffs in Monterrey, Ciudad Juárez, Chihuahua and Culiacán airports as well as an increase in passenger traffic.
■	Restaurants, +11.3%, driven by greater penetration and opening of new units in Monterrey, Ciudad Juárez and Torreón airports, as well as higher passenger traffic.
■	VIP Lounges, +15.8%, driven by higher penetration at Monterrey Airport, as well as the start of operations of a new OMA VIP Lounge in the Torreón Airport.
■	Retail, +4.2%, Due to the opening of new units in the Monterrey, Ciudad Juárez, Culiacán and Durango Airports.

Diversification revenues increased 17.4%, mainly due to de increase of revenues in OMA Carga.

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Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 3.6% as compared to 2Q25, mainly due to increases in payroll, and contracted services.

The major maintenance provision expense was Ps.99.3 million, and reflects provision requirements under the recently approved master development program. The outstanding balance of the maintenance provision as of June 30, 2026 was Ps.2,912 million.

The airport concession tax increased 3.9% to Ps.293.8 million, as a result of the increase in revenues.

The technical assistance fee was Ps.69.0 million, 2.9% higher, as a result of the increase in EBITDA during the quarter.

Total operating costs and expenses increased 1.0% in the quarter.

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Total operating costs and expenses increased 1.0% in the quarter.

Operating Income and Adjusted EBITDA

Operating Income was Ps.2,389 million, 4.1% higher than 2Q25, with an operating margin of 53.5%.

Adjusted EBITDA was Ps.2,722 million, 6.2% higher than 2Q25, with a margin of 75.2%.

Financing Expense and Net Income

Financing Expense was Ps.336.8 million compared to Ps.408.0 million in 2Q25.

Consolidated net income in the quarter was Ps.1,478 million, an increase of 10.2% as compared to 2Q25.

Earnings per share, based on net income of the controlling interest was Ps.3.80, and earnings per ADS was US$1.74. Each ADS represents eight Series B shares.

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MDP and Strategic Investments

In 2Q26, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.949 million, comprised of Ps.844 million in improvements to concessioned assets, Ps.21 million in major maintenance and Ps.84 million in strategic investments.

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 2Q26, cash flows from operating activities generated cash of Ps.1,759 million.

In the second quarter of 2026, investing activities used cash for Ps.776 million. Financing activities used cash for Ps.2,059 million during the quarter.

The net decrease in cash resulting from operating, investing and financing activities in 2Q26 was Ps.1,076 million. This, combined with the positive effect of changes in the value of cash of Ps.9.4 million, resulted in a Cash and Cash Equivalents balance as of June 30, 2026, of Ps.2,577 million.

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Relevant Events

OMA announces the achievement of its Sustainability Performance Target. During the quarter, OMA achieved the Sustainability Performance Target (SPT) linked to its sustainability-linked bonds by achieving an 88% reduction in Scope 1 and Scope 2 greenhouse gas emissions per passenger by the end of 2025, surpassing the 58% reduction target from the 2018 baseline. The achievement was driven by energy efficiency and decarbonization initiatives, including the use of renewable energy, solar panels, battery storage systems, and the electrification of airport operations. The results were independently verified, reinforcing the Company's commitment to sustainability.

OMA issues Ps.3.0 billion in Long-Term Notes. On July 16, 2026, OMA issued long-term notes in the Mexican market for an aggregate amount of Ps.3.0 billion. Proceeds from the issuances were used to prepay Ps.1.7 billion of outstanding short-term bank debt, as well as to repay Ps.640 million corresponding to OMA 23L long-term notes maturing on July 24, 2026. The remaining proceeds will be used to fund committed investments under the Master Development Program and for general corporate purposes, including working capital requirements.

Publication of OMA’s 2025 IFRS S1/S2 Report. Today, OMA published its first IFRS S1/S2 Report, prepared in accordance with the sustainability-related disclosure requirements issued by the National Banking and Securities Commission (CNBV). The report provides information on the Company's governance, strategy, risk management, as well as metrics and targets related to sustainability and climate-related risks and opportunities that could reasonably be expected to affect the Company's prospects.

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport

(Thousands of Pesos)

Monterrey	2Q25	2Q26	6M 2025	6M 2026
Total Revenues	2,382,343	2,388,936	3,907,674	4,034,820
Aeronautical Revenues	1,367,961	1,343,425	2,476,903	2,494,024
Non- Aeronatical Revenues	259,590	287,472	507,381	540,198
Construction Revenues	754,792	758,039	923,390	1,000,599
Income from Operations	597,228	287,988	969,922	367,662
EBITDA	674,100	368,777	1,121,890	529,903

Chihuahua				
Total Revenues	224,570	246,912	449,253	497,174
Aeronautical Revenues	181,528	203,890	338,884	375,165
Non- Aeronatical Revenues	21,241	25,102	40,923	52,537
Construction Revenues	21,801	17,921	69,446	69,473
Income from Operations	67,739	66,187	113,782	102,392
EBITDA	78,430	77,186	134,856	124,285

Mazatlán				
Total Revenues	194,469	207,944	452,609	458,572
Aeronautical Revenues	161,878	168,632	372,994	367,454
Non- Aeronatical Revenues	19,830	20,335	43,185	43,539
Construction Revenues	12,762	18,976	36,430	47,578
Income from Operations	34,236	4,578	125,088	29,442
EBITDA	41,275	12,916	138,288	45,351

Acapulco				
Total Revenues	70,553	92,932	151,328	189,303
Aeronautical Revenues	61,195	73,258	134,231	149,710
Non- Aeronatical Revenues	8,752	9,487	15,916	18,982
Construction Revenues	606	10,187	1,181	20,612
Income from Operations	22,956	30,817	56,957	54,407
EBITDA	35,338	43,976	81,756	80,701

Consorcio Grupo Hotelero T2 [(1)]				
Revenues	79,154	83,385	161,892	163,685
Income from Operations	21,844	22,792	45,401	42,360
EBITDA	36,071	38,505	73,855	74,602

OMA VYNMSA Aero Industrial Park				
Revenues	55,405	60,223	114,521	114,052
Income from Operations	36,259	48,921	77,145	86,068
EBITDA	47,742	60,421	100,112	109,069

Culiacán	2Q25	2Q26	6M 2025	6M 2026
Total Revenues	262,728	234,321	482,906	510,724
Aeronautical Revenues	204,363	204,229	397,538	396,165
Non- Aeronatical Revenues	20,000	18,435	40,657	38,175
Construction Revenues	38,365	11,656	44,711	76,384
Income from Operations	57,447	35,899	117,440	58,412
EBITDA	71,269	51,835	138,300	89,373

Ciudad Juárez				
Total Revenues	256,590	225,118	546,808	477,863
Aeronautical Revenues	194,354	200,091	365,472	373,027
Non- Aeronatical Revenues	20,985	20,196	41,725	41,430
Construction Revenues	41,251	4,832	139,611	63,406
Income from Operations	74,401	49,430	127,830	75,064
EBITDA	87,152	62,796	153,162	101,681

Zihuatanejo				
Total Revenues	88,490	86,356	212,206	220,895
Aeronautical Revenues	63,180	77,251	170,452	193,063
Non- Aeronatical Revenues	9,372	9,002	21,313	20,948
Construction Revenues	15,938	102	20,441	6,885
Income from Operations	13,361	21,189	71,399	73,292
EBITDA	21,641	29,990	88,004	90,872

Other six airports				
Total Revenues	446,764	509,044	885,814	999,064
Aeronautical Revenues	369,619	435,788	708,053	819,697
Non- Aeronatical Revenues	47,035	50,609	94,448	100,723
Construction Revenues	30,111	22,646	83,312	78,645
Income from Operations	133,295	120,436	239,673	176,365
EBITDA	167,286	156,658	307,374	248,680

Consorcio Hotelero Aeropuerto Monterrey [(1)]				
Revenues	35,330	37,725	71,964	68,778
Income from Operations	11,699	12,666	25,299	21,717
EBITDA	14,731	15,484	31,356	27,347

(1) Includes results of other equity- method subsidiaries

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2025. The exchange rates used to convert foreign currency amounts were Ps.18.8483 as of June 30, 2025, and Ps.17.5053 as of June 30, 2026.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

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Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s first largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: July 28, 2026